PUBLIC

SE 19011065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52234

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01 /18 (MM/DD/YY) AND ENDING 8/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
OCT 3 1 2019
Washington DC
415

444 Madison Avenue suite 401
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
646-367-4661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Inc
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road suite 303	Coconut Creek	FL	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nelson Ng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

Deborah Shapiro
Notary Public - State of New York
No. 02SH6106754
Qualified in New York County
Commission Expires ~~March 15~~ July 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF AUGUST 31, 2019

ASSETS

Cash	$	118,986
Due from clearing Broker		224,005
Total assets	$	342,991

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	215,951
Commissions payable		18,992
Total liabilities		234,943
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $0.0001 par value; 100,000 shares authorized 78,933 shares issued and outstanding		7
Additional paid-in capital		2,542,151
Accumulated deficit		(2,434,110)
Total shareholders' equity		108,048
Total liabilities and shareholders' equity	$	342,991

See accompanying notes to financial statements

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders'
of **Lampert Capital Markets, Inc.**:

We have reviewed management's statements, included in the accompanying Lampert Capital Market's Exemption Letter required by SEC Rule 17a-5, in which (1) **Lampert Capital Markets, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Lampert Capital Markets, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provision) and (2) **Lampert Capital Markets, Inc.** stated that it has met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. **Lampert Capital Markets, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Lampert Capital Markets, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
October 30, 2019

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.349.3442 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205. 6519
www.assurancedimensions.com